UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                         Form 40-F  __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  May 17, 2010

By: /s/ Burgess H. Hildreth________________

Burgess H. Hildreth, Vice President Human Resources

Intertape Polymer Group Intends to Make Normal Course Issuer Bid

MONTREAL, QUEBEC and BRADENTON, FLORIDA--(Marketwire - May 17, 2010) - Intertape Polymer Group Inc. (TSX:ITP) announces that it intends to make a normal course issuer bid. Under the normal course issuer bid, Intertape will be entitled to repurchase for cancellation up to 2,947,552 common shares over a twelve-month period, representing 5% of Intertape's issued and outstanding common shares. The purchases by Intertape will be effected through the facilities of the Toronto Stock Exchange and will be made at the market price of the common shares at the time of the purchase. As at May 17, 2010, there were 58,951,050 Intertape common shares issued and outstanding.

During the most recently-completed six months, the average daily trading volume for Intertape's common shares on the TSX was 59,113 shares. Consequently, under the rules and policies of the TSX, Intertape will have the right to repurchase, during any one trading day, a maximum of 14,778 common shares, representing 25% of the average daily trading volume. In addition, Intertape may make, once per calendar week, a block purchase (as such term is defined in the TSX Company Manual) of common shares not directly or indirectly owned by insiders of Intertape, in accordance with the rules and policies of the TSX.

The Board of Directors of Intertape considers that the repurchase of shares at certain market prices constitutes an appropriate use of financial resources and will be beneficial to Intertape and its shareholders.

Any purchases made pursuant to the normal course issuer bid will be made in accordance with the rules and policies of the Toronto Stock Exchange. Intertape will make no purchases of common shares other than open market purchases during the period of the normal course issuer bid. To the knowledge of Intertape, no director or officer of Intertape intends to sell Intertape shares while the normal course issuer bid is in effect.

During the last twelve months, Intertape did not purchase any shares pursuant to a normal course issuer bid.

The normal course issuer bid is subject to the approval of the Toronto Stock Exchange.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,000 employees with operations in 16 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company's future outlook and anticipated events, the Company's business, its operations, financial condition or results. Particularly, statements about the Company's objectives and strategies to achieve those objectives are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, the factors contained in the Company's filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

For more information, please contact

MaisonBrison

Rick Leckner

514-731-0000